UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549		SEC FILE NUMBER 001-14733

			FORM 12b-25		CUSIP NUMBER 536797103
NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K [ X ] Form 10-Q	[ ] Form N-SAR

For Period Ended: June 30, 2008

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

PART I—REGISTRANT INFORMATION

Lithia Motors, Inc.
Full Name of Registrant

Former Name if Applicable

360 East Jackson
Address of Principal Executive Office (Street and Number)

Medford, Oregon 97501
City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

Under SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company was required to perform a goodwill impairment analysis on an interim basis as a result of certain events and circumstances that had occurred in the period. The recent restructuring actions taken, including the placing of stores up for sale, the adverse change in business climate, reduced earnings and cash flow forecast, and the significant decrease in the Company’s share price dictated that goodwill be tested for impairment in the second quarter. The Company performed the required steps for impairment analysis and expanded the analysis to include certain indefinite-lived intangible assets (franchise value) and other long-lived assets. This has required the Company to perform extensive analysis and to consider and revise its disclosures in its quarterly report on Form 10-Q which could not be completed without unreasonable effort or expense within sufficient time to permit its independent auditors to complete their review prior to our filing date.

PART IV–OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jeffrey B. DeBoer	541	776-6868
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                                                                                                                              [ X] Yes [   ] No

___________________________________________________________________________________________________________

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                              [ X] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company filed its preliminary June 30, 2008 financial results on Form 8-K dated August 7, 2008, which reported significant lower revenues and a large loss in the quarter primarily as a result of impairment charges. The Company does not anticipate any change from the results set forth in the previously issued earnings release.

   ___________________________________________________________________________________________________________

LITHIA MOTORS, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 11, 2008	By	/s/ Kenneth E. Roberts
Kenneth E. Roberts, Assistant Secretary